SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Corporate Taxpayers Register] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

CALL NOTICE

The shareholders of Ambev S.A. (“Company”) are invited to attend the Ordinary and Extraordinary General Meetings (“AGOE”) to be held on April 27, 2018, at 2:00 p.m., at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Itaim Bibi, in the City and State of São Paulo, to resolve on the following agenda:

(a)	Ordinary General Meeting:
(i)	analysis of the management accounts, with examination, discussion and voting on the financial statements related to the fiscal year ended December 31, 2017;
(ii)

allocation of the net profits for the fiscal year ended December 31, 2017 and ratification of the payment of interest on own capital and dividends related to the fiscal year ended on December 31, 2017, approved by the Board of Directors at meetings held on May 16, 2017, December 1st, 2017 and December 21, 2017;

(iii)	election of the members of the Company’s Fiscal Council and their respective alternates for a term in office until the Ordinary General Meeting to be held in 2019; and
(iv)	establishing the overall compensation of the management and of the members of the Fiscal Council for the fiscal year of 2018.
(b)	Extraordinary General Meeting:
(i)	examination, discussion and approval of the terms and conditions of the “Protocol and Justification of the Partial Spin-off of Arosuco Aromas e Sucos Ltda. (“Arosuco”) with the Merger of the Spun-off Portion into Ambev S.A.”, entered into by the quotaholders of Arosuco, and the managers of the Company (the “Protocol and Justification” and “Reorganization”);
(ii)	ratification of the engagement of the specialized firm Apsis Consultoria e Avaliações Ltda. (CNPJ/MF No. 08.681.365/0001-30) to prepare the valuation report of the spun-off portion of Arosuco at book value (“Valuation Report”);

(iii)	approval of the Valuation Report;
(iv)	approval of the merger, into the Company, of the spun-off portion of Arosuco, under the terms and conditions established in the Protocol and Justification; and
(v)	authorization to the Company’s managers to perform any and all acts necessary for the implementation of the Reorganization

General Information:

-       The Company informs its shareholders that on March 1, 2018 the following documents were published on the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”: (i) annual management report; (ii) financial statements regarding the fiscal year ended on December 31, 2017; (iii) report of the independent accountant’s opinion; and (iv) Fiscal Council’s opinion.

-       The documents and information referred to above and those listed in CVM Ruling No. 481/09 were presented to the Comissão de Valores Mobiliários – CVM (“CVM”) by means of its Information System Empresas.Net, in accordance with Article 6th of such Ruling, and are available to the shareholders at the Company’s headquarters, on its Investor Relations website (ri.ambev.com.br), and on the websites of B3. – Brasil, Bolsa Balcão (www.bmfbovespa.com.br) and CVM (www.bmfbovespa.com.br).

-       The shareholder or its legal agent must present valid identification in order to vote at the AGOE. Proxies containing special powers for representation in the general meeting shall be deposited at the Company’s headquarters (att. Pedro de Abreu Mariani, Chief Legal Officer), at least three (3) business days prior to the date scheduled for the meetings.

-       Shareholders taking part in the B3 S.A. – Brasil, Bolsa Balcão Registered Stocks Fungible Custody that plan on attending the AGOE shall submit a statement containing their respective stock ownership, issued by qualified entity, within forty-eight (48) hours prior to the meetings.

-       To participate in the AGOE, by means of the distance voting procedure, the shareholders must send the distance voting bulletin according to the instructions provided by item 12 of the Company’s Reference Form.

São Paulo, March 27, 2018.

Victorio Carlos De Marchi

Co-Chairman of the Board of Directors

2

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2018

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer